Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NBT Bancorp Inc.:

We consent to the use of our reports dated March 1, 2018, with respect to the consolidated balance sheets of NBT Bancorp Inc. as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated herein by reference.

/s/ KPMG LLP

Albany, New York
May 23, 2018